

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

<u>Via E-mail</u>
Warren C. Lau
Chief Executive Officer
MetaStat, Inc.
4 Autumnwood Court
The Woodlands, Texas 77380

> **Re: MetaStat, Inc. (f/k/a Photovoltaic Solar Cells, Inc.)**
> **Form 8-K**
> **Filed March 21, 2012**
> **File No. 0-52735**

Dear Mr. Lau:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

<u>Description of Business, page 3</u>

1. Please define or remove technical terms and other jargon so that your document can be understood by an average investor not in your industry. Examples include "VASP proteins," "direct mechanistic markers of hemotogenous dissemination of cancer cells" and "chemo-attractant activity."

2. Please provide us with support for your claims on page 3 regarding the "first test," "first therapy" and the "first to discover."

3. Please provide us copies of the sources for all third-party and statistical data included in the filing. Please mark the materials so that they are keyed to the disclosure. For factual industry claims which currently do not have a source, please provide one.

4. Regarding your references on pages 3 and 4 to "It was reasoned" and your reference on page 5 to "The analysis," please clarify whether you are referring to your reasoning and analysis or to another party's reasoning and analysis.

Our Solution, page 5

5. Please expand your discussion here and elsewhere to explain how you determined that your trials were "successful," "confirmed" your hypotheses, "showed" or "found" certain things in connection with MetaSite densities or "validated" your product. For example, were the study results reviewed or otherwise confirmed by a third party?

6. You must have a reasonable basis for any projections included in your document. Please tell us the basis upon which you project the list price of your product to be $2,595. Please refer to Item 10(b) of Regulation S-K for guidance.

Clinical Development and Validation of the MetaSite Breast Test, page 6

7. Please expand the disclosure in this section to discuss the material terms of the Sponsored Research Agreement.

Market Potential of the MetaSite Breast Test, page 7

8. Please clarify how the data from the 60 patient trials leads you to believe that the market potential for the test includes all breast cancer patients. Also, clarify the basis for your belief mentioned in the second sentence of this section.

Reimbursement, page 10

9. Please identify who believes that your test will expand the field for diagnostics, and provide the basis for that belief.

United States Food and Drug Administration, page 11

10. Please tell us whether your beliefs mentioned in the second paragraph of this section are based on discussions that you have had with the FDA.

General and Administrative Expenses, page 36

11. Please expand this section to quantify the amount of the increase due to each of the factors mentioned in the second sentence of this section.

Cash Flows, page 36

12.	Please expand this section to quantify the amount of the increase due to legal costs and minimum royalty payment costs mentioned in the third paragraph of this section.

Operating Capital and Capital Expenditure Requirements, page 38

13.	We note the reference in the first paragraph of this section to "proceeds of this offering." However, since this is not an offering document, please revise.

Item 3.02. Unregistered Sales of Equity Securities, page 45

14.	Please revise the disclosure in this section to include all the information required by Item 701 of Regulation S-K. For example, we note that you have disclosed other issuances in the last paragraph on page 36 and in the fifth paragraph on page 40 that are not mentioned in this section.

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointments of Principal Officers, page 45

15.	We note that your table of executive officers does not include a chief financial officer. Please advise.

16.	Please revise the description of the business experience of Mr. Siegel to avoid marketing language, such as he was the chairman and chief executive officer of the "world's largest independent airline catering, hospitality and logistics company."

17.	Please revise the description of the business experience of Messrs. Lau and Siegel and Dr. Bronsther to disclose their business experience for the last five years.

Certain Relationships and Related Transactions, and Director Independence, page 49

18.	Please expand the disclosure to disclose the material terms of the agreements and file the agreements. For example, we note the disclosure in the fourth and fifth paragraphs of this section.

19.	Please update the disclosure in this section. For example, we note the disclosure in the fifth paragraph of this section of an amount due at February 28, 2011.

20.	Please revise the disclosure in this section to include all the information required by Item 404 of Regulation S-K. For example, we note that you have disclosed an amount owed to your principal stockholder in the fifth paragraph on page 40 that is not mentioned in this section. Also, identify the principal shareholder.

Item 9.01 Financial Statements and Exhibits, page 50

(b) Pro Forma Financial Information, page 50

21. It appears as though your current pro forma presentation combines adjustments that are directly related to the reverse merger with adjustments that are not directly attributable to the reverse merger (i.e. subsequent sale of common stock). Please revise your presentation to present a separate adjustment column for adjustments directly attributable to the reverse merger and those not directly attributable to the merger.

22. We note that you did not provide pro forma statements of operations. Please explain to us how your current presentation complies with Rule 8-05(2) of Regulation S-X.

Exhibits, page 51

23. Please file complete exhibits. For example, we note that that several schedules, such as schedule 3.1(a) and schedule 3.1(g) mentioned in exhibit 10.1, are not attached to exhibit 10.1. Please re-file your exhibits accordingly.

24. Please file as exhibits the research agreement mentioned in second paragraph on page 7, the lease agreement mentioned in the fourth paragraph on page 17 and the agreement with Yale University Medical School Department of Pathology mentioned in the fourth paragraph on page 37.

Exhibit 10.3

25. It appears from your exhibit index that you have requested confidential treatment for exhibit 10.3. However, it does not appear from our records that you have filed a confidential treatment application regarding that exhibit. Please advise.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page 1

26. We note that your independent registered public accounting firm conducted their audit in accordance with "auditing standards generally accepted in the United States of America." This language does not appear to comply with the guidance provided in PCAOB Auditing Standard No.1, which requires that reports issued by auditors refer to "the standards of the Public Company Accounting Oversight Board (United States)." Please advise or revise.

27. As a related matter we note that the opinion paragraph of your independent registered public accounting firm's report does not cover the cumulative period from July 22, 2009 (inception) through December 31, 2011. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): David Levine, Esq.